
ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Kirsty Beaton
Interim Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail lnorris@angloamerican.co.uk


05009001

7 June, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 7 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

K E Beaton
Assistant Company Secretary
Enc - 5 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,405 ordinary shares were transferred today at a price of £13.13. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 June 2005, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
S R Thompson	18	ordinary shares

N Jordan
Company Secretary
7 June 2005



SEC MAIL
PROCESSING
RECEIVED
JUN 14 2005
WASH, DC

K:\Min\Compsec\Linda\Shares\LSE Notification - SIP.doc

RNS: 2558N

ON SCREEN :

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,405 ordinary shares were transferred today at a price of £13.13. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 June 2005, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
S R Thompson	18	ordinary shares

N Jordan
Company Secretary
7 June 2005


SEC MAIL PROCESSING
RECEIVED
JUN 14 2005
WASH. DC

ENS: 2558N

ONSCREEN:

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,405 ordinary shares were transferred today at a price of £13.13. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 June 2005, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
S R Thompson	18	ordinary shares

N Jordan
Company Secretary
7 June 2005


SEC MAIL
PROCESSING
RECEIVED
JUN 14 2005
WASH. D.C.
209
SECTION

K:\Min\Compsec\Linda\Shares\LSE Notification - SIP.doc

RNS: 2558N

ONSCREEN:

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,405 ordinary shares were transferred today at a price of £13.13. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 June 2005, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
S R Thompson	18	ordinary shares

N Jordan
Company Secretary
7 June 2005


SEC MAIL PROCESSING
RECEIVED
JUN 14 2005
WASH. D.C.
SECTION

RNS: 2558N

ONSCREEN:

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,405 ordinary shares were transferred today at a price of £13.13. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 June 2005, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
S R Thompson	18	ordinary shares

N Jordan
Company Secretary
7 June 2005


SEC MAIL PROCESSING
RECEIVED
JUN 14 2005
WASH. D.C.
209
SECTION